Dunham Funds

10251 Vista Sorrento Parkway, Suite 200
San Diego, CA 92121

March 8, 2013

Public Filing Desk

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Dunham Funds (CIK No. 0001420040, File Nos. 333-147999; 811- 22153) Request for Withdrawal of Amendment to Registration Statement on Form N-1A

Dear Sir or Madam:

Pursuant to Rule 477(a) and Rule 477(c) under the Securities Act of 1933, as amended, Dunham Funds (the “Registrant”) hereby requests the withdrawal of Post-Effective Amendment No. 33 (the “Amendment”) to its registration statement on Form N-1A, filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 8, 2013 (accession number 0000897101-13-000311).

The Registrant has determined that the Amendment filed pursuant to Rule 485(a) on behalf of certain funds, each of which is a series of the Registrant (the “Funds”), was made in error and that it is in the best interests of the Registrant and the public that the filing be withdrawn.

Accordingly, pursuant to Rule 477(a) under the Securities Act of 1933, the Registrant hereby requests that the SEC issue an order granting its request for withdrawal of the Amendment as soon as is practicable. In accordance with Rule 478(c) under the Securities Act of 1933, as amended, this request is made by the undersigned as the Treasurer of the Registrant, for and on behalf of the Funds.  Please direct any questions concerning this letter to JoAnn Strasser at Thompson Hine LLP, counsel to the Trust, at (614) 469-3265.

Very truly yours,
/s/ Denise Iverson____________
Denise Iverson
Treasurer and Principal Financial Officer Dunham Funds